Exhibit 99.2

Regulated information — Inside information

argenx raises $750 million in gross proceeds in a global offering

May 28, 2020

Breda, the Netherlands / Ghent, Belgium — argenx (Euronext & Nasdaq: ARGX), a clinical-stage biotechnology company developing a deep pipeline of differentiated antibody-based therapies for the treatment of severe autoimmune diseases and cancer, announced today the pricing of a global offering of ordinary shares represented by American Depository Shares (ADSs) in the United States and certain other countries outside of European Economic Area and a simultaneous private placement of ordinary shares in the European Economic Area. The Company anticipates total gross proceeds of approximately $750.0 million (approximately €682.4 million) from the sale of 2,584,138 ADSs at a price of $205.00 per ADS and the sale of 1,074,377 ordinary shares at a price of €186.52 per ordinary share. Each of the ADSs offered in the offering represents the right to receive one ordinary share, nominal value of €0.10 per share. The U.S. offering and the European private placement are currently expected to close simultaneously on June 1, 2020, subject to customary closing conditions.

In addition, argenx has granted the underwriters of the offering a 30-day option to purchase up to 548,777 ordinary shares (which may be represented by ADSs) on the same terms and conditions.

argenx’s ADSs are currently listed on the Nasdaq Global Select Market under the symbol “ARGX,” and argenx’s ordinary shares are currently listed on Euronext Brussels under the symbol “ARGX.”

J.P. Morgan, Cowen and BofA Securities are acting as joint bookrunning managers for the offering. Stifel, JMP Securities, Wedbush PacGrow, Nomura and Kempen & Co are acting as co-managers for the offering.

The securities are being offered in the United States pursuant to an automatically effective shelf registration statement that was previously filed with the Securities and Exchange Commission (SEC). A preliminary prospectus supplement relating to the securities was filed with the SEC on May 26, 2020. The final prospectus supplement relating to the securities will be filed with the SEC and will be available on the SEC’s website at www.sec.gov. When available, copies of the final prospectus supplement and the accompanying prospectus relating to the U.S. offering may be obtained for free from J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, or by telephone at (866) 803-9204, or by email at prospectus-eq_fi@jpmchase.com; from Cowen and Company, LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, Attn: Prospectus Department, by email at PostSaleManualRequests@broadridge.com, or by telephone at (833) 297-2926; or from BofA Securities, NC1-004-03-43, 200 North College Street, 3rd floor, Charlotte, North Carolina 28255-0001, Attn: Prospectus Department, or by email at dg.prospectus_requests@baml.com.

A request for the admission to listing and trading of the ordinary shares (including the ordinary shares underlying the ADSs) on the regulated market of Euronext Brussels will be made. A prospectus for the listing of the ordinary shares on Euronext Brussels consisting of a universal registration document dated 31 March 2020, an amendment to the aforementioned universal registration document, a securities note and a summary (together, the “Listing Prospectus”) will be filed with the Dutch regulator (“Stichting Autoriteit Financiële Markten”) (the “AFM”) for approval and passporting to Belgium in accordance with article 25 of Regulation (EU) 2017/1129 of the European Parliament and of the Council of 14 June 2017 on the prospectus to be published when securities are offered to the public or admitted to trading on a regulated market, and repealing Directive 2003/71/EC (as amended, the “Prospectus Regulation”). Upon approval, the Listing Prospectus together with a Dutch translation of the summary will be made available on the website of argenx (www.argenx.com) and copies may be obtained for free from argenx upon request at info@argenx.com or by telephone at (32) 9 310 34 19.

This press release is for information purposes only and does not constitute, and should not be construed as, an offer to sell or the solicitation of an offer to buy or subscribe to any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale is not permitted or to any person or entity to whom it is unlawful to make such offer, solicitation or sale. Reference is also made to the restrictions set out in “Important information” below. This press release is not for publication or distribution, directly or indirectly, in or into any state or jurisdiction into which doing so would be unlawful or where a prior registration or approval is required for such purpose.

About argenx

argenx is a global immunology company developing antibody-based medicines for patients suffering from severe autoimmune diseases and cancer. By translating immunology breakthroughs into innovative drug candidates, argenx is building a world-class portfolio of first-in-class antibodies in both early and late clinical-stages of development. argenx is evaluating efgartigimod in multiple serious autoimmune indications and cusatuzumab in hematological malignancies in collaboration with Janssen, along with advancing earlier stage assets within its therapeutic franchises.

For further information, please contact:

Joke Comijn, Director Corporate Communications & Investor Relations (EU)

+32 (0)477 77 29 44

+32 (0)9 310 34 19

info@argenx.com

Beth DelGiacco, Vice President, Investor Relations (US)

+1 518 424 4980

bdelgiacco@argenx.com

Forward-looking Statements

The contents of this announcement include statements that are, or may be deemed to be, “forward-looking statements.” These forward-looking statements can be identified by the use of forward-looking terminology, including the terms “believes,” “estimates,” “anticipates,” “expects,” “intends,” “may,” “will,” or “should,” and include statements argenx makes concerning the anticipated total gross proceeds and closing of the proposed offering.  By their nature, forward-looking statements involve risks and uncertainties and readers are cautioned that any such forward-looking statements are not guarantees of future performance. argenx’s actual results may differ materially from those predicted by the forward-looking statements as a result of various important factors, including the impact that the COVID-19 pandemic and resulting economic conditions will have on argenx’s operations and business; argenx’s expectations regarding the inherent uncertainties associated with competitive developments, preclinical and clinical trial and product development activities and regulatory approval requirements; argenx’s reliance on collaborations with third parties; estimating the commercial potential of argenx’s product candidates; argenx’s ability to obtain and maintain protection of intellectual property for its technologies and drugs; argenx’s limited operating history; and argenx’s ability to obtain additional funding for operations and to complete the development and commercialization of its product candidates. A further list and description of these risks, uncertainties and other risks can be found in argenx’s U.S. Securities and Exchange Commission (SEC) filings and reports, including in argenx’s most recent annual report on Form 20-F filed with the SEC as well as subsequent filings and reports filed by argenx with the SEC and will also be contained in the Listing Prospectus filed by argenx with the AFM in respect of the listing of the ordinary shares on Euronext Brussels . Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. argenx undertakes no obligation to publicly update or revise the information in this press release, including any forward-looking statements, except as may be required by law.

Important information

The preliminary prospectus supplement in respect of the U.S. offering does not constitute a prospectus within the meaning of the Prospectus Regulation and has not been approved by the AFM or the Belgian Financial Services and Markets Authority (Autoriteit Financiële Diensten en Markten) or any other European Supervisory Authority.

No public offering will be made and no one has taken any action that would, or is intended to, permit a public offering in any country or jurisdiction, other than the United States, where any such action is required, including in the European Economic Area. In the European Economic Area, the offering to which this press release relates will only be available to, and will be engaged in only with, qualified investors within the meaning of the Prospectus Regulation.

European Economic Area:

No action has been or will be taken to offer the ordinary shares to a retail investor established in the European Economic Area as part of the global offering. For the purposes of this paragraph:

a.	The expression “retail investor” means a person who is one (or more) of:

i.	a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or
ii.	a customer within the meaning of Directive 2016/97/EU, as amended, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or
iii.	not a “qualified investor” as defined in the Prospectus Regulation; and

b.	the expression “offer” means any communication in any form and by any means of sufficient information on the terms of the offer and securities to be offered so as to enable an investor to decide to purchase or subscribe these securities.

In addition, in the United Kingdom, the transaction to which this press release relates will only be available to, and will be engaged in only with, investment professionals falling within Article 19(5) of the Financial Services and Markets Act (Financial Promotion) Order 2005, as amended (the Order), persons falling within Article 49(2)(a) to (d) of the Order, and other persons to whom this announcement may lawfully be communicated (all such persons together being referred to as “relevant persons”). The securities referred to herein are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with relevant persons. Any person who is not a relevant person should not act or rely on this communication or any of its contents.

This press release is not an approved prospectus by the Financial Services Authority or by any other regulatory authority in the United Kingdom within the meaning of Section 85 of the Order.

Stabilization

In connection with the offering, J.P. Morgan Securities LLC (the “Stabilization Manager”), or any of its agents, on behalf of the underwriters may (but will be under no obligation to), to the extent permitted by applicable law, over-allot ordinary shares or ADSs or effect other transactions with a view to supporting the market price of the ordinary shares or ADSs at a higher level than that which might otherwise prevail in the open market. The Stabilization Manager is not required to enter into such transactions and such transactions may be effected on any securities market, over-the-counter market, stock exchange (including Euronext Brussels) or otherwise and may be undertaken at any time starting on the first trading date and ending no later than 30 calendar days thereafter.

However, there will be no obligation on the Stabilization Manager or any of its agents to effect stabilizing transactions and there is no assurance that stabilizing transactions will be undertaken. Such stabilization, if commenced, may be discontinued at any time without prior notice. Save as required by law or regulation, neither the Stabilization Manager nor any of its agents intends to disclose the extent of any over-allotments made and/or stabilization transactions under the offering.